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VF 3-12-02

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JNITED STATES
.ND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 01 2002 WASH. D.C. 354 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
~~8-042402~~

8-44813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Third Market Corporation

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 S. Wacker Drive Suite 325
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Pecaro 312-629-2999
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT *whose opinion is contained in this Report**

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)

53 West Jackson Blvd., Suite 1250 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public acco must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17

SEC 1410 (2-89)

VF 3-19-02

OATH OR AFFIRMATION

I, Charles Pecaro, swear (or affirm) that, to t best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

The Third Market Corporation, as o

December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Subscribed and sworn to before me this 26th Day of February 2002 in Chicago, County of Cook, State of Illinios

Notary Public

Notary Public

OFFICIAL SEAL
TOMI L SAMUELS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/04/04

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE THIRD MARKET CORPORATION
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2001

Contents

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

Board of Directors
The Third Market Corporation

We have examined the statement of financial condition and schedule of investments of The Third Market Corporation (an Illinois Corporation) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Third Market Corporation as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 10 through 12 inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Certified Public Accountants

Chicago, Illinois
February 26, 2002

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

THE THIRD MARKET CORPORATION
(an Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets

Marketable securities owned, at market value (cost-$1,008,077)	$ 1,008,622
Receivable from other broker-dealers	504,503
Non marketable securities owned, at cost	68,800
Furniture & equipment, (net of accumulated depreciation of $54,316)	128,189
Other assets	43,049
Total assets	$ 1,753,163

Liabilities and Stockholder's Equity

Liabilities:	
Overdraft payable	$ 11,613
Securities sold not yet purchased, at market value (proceeds-$12,721)	15,230
Due to clearing broker	52,351
Accounts payable & accrued expenses	152,350
Payroll taxes payable	3,116
Due to affiliate	42,788
Total liabilities	$ 277,448
Stockholder's Equity:	
Common stock - at stated value; authorized, issued and outstanding 2,000,000 shares	$ 1,000
Additional paid-in capital	100,000
Retained earnings	1,374,715
Total stockholder's equity	$ 1,475,715
Total liabilities and stockholder's equity	$ 1,753,163

The accompanying notes are an integral part of these financial statements.

THE THIRD MARKET CORPORATION
(an Illinois Corporation)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue		
Trading		$ 4,769,850
Investment, net		1,734
Interest		69,452
Dividends		8,009
Other		61,532
Total revenue		$ 4,910,577
Expenses		
Commissions, clearing, & exchange fees		$ 2,658,503
Compensation & related benefits		1,148,599
Consulting fees-related party		805,236
Rent & occupancy		271,200
Quotes		338,877
Legal & professional fees		36,004
Communications		331,479
Dues and subscriptions		12,568
Office		21,570
Travel and entertainment		53,217
Advertising		8,520
Other		76,196
Total expenses		$ 5,761,968
Net (loss) before income taxes		$ (851,391)
Provision for income taxes		
Illinois personal property replacement tax - current	$ (12,666)	
Total provision for income taxes		$ (12,666)
Net (loss)		$ (838,725)

The accompanying notes are an integral part of these financial statements.

THE THIRD MARKET CORPORATION
(an Illinois Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2000	$ 1,000	$ -	$ 2,713,440	$ 2,714,440
Dividends paid to shareholder	-	-	(500,000)	(500,000)
Capital contributed		100,000		100,000
Net (loss)	-	-	(838,725)	(838,725)
Balance, December 31, 2001	$ 1,000	$ 100,000	$ 1,374,715	$ 1,475,715

The accompanying notes are an integral part of these financial statements.

THE THIRD MARKET CORPORATION
(an Illinois Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Provided by (Applied to) Operating Activities:		
Net (loss)		$ (838,725)
Adjustments to reconcile net (loss) to net increase (decrease) in cash provided by operating activities:		
Depreciation expense	$ 29,441	
Net change in:		
Securities owned	326,308	
Receivable from other broker-dealers	994,418	
Other assets	(5,524)	
Overdraft payable	11,613	
Securities sold, not yet purchased	8,288	
Accounts payable & accrued expenses	(13,847)	
Payroll taxes payable	(17,224)	
Total adjustments		1,333,473
Net cash provided by operating activities		$ 494,748
Cash Provided by (Applied to) Investing Activities:		
Purchase of office equipment	$ (107,530)	
Net cash (applied to) investing activities		$ (107,530)
Cash Provided by (Applied to) Financing Activities:		
Dividends paid to shareholder	$ (500,000)	
Contribution of capital by stockholder	100,000	
Net cash (applied to) financing activities		$ (400,000)
Decrease in cash		$ (12,782)
Cash at December 31, 2000		$ 12,782
Cash at December 31, 2001		$ -

Disclosure of Accounting Policy

For purposes of the statement of cash flows, the Company considers all highly liquid debt instuments purchased with a maturity of one year or less to be cash equivelents.

The accompanying notes are an integral part of these financial statements.

THIRD MARKET CORPORATION
(an Illinois Corporation)
SCHEDULE OF INVESTMENTS
December 31, 2001

	# of Shares		Securities Market Value	
	LONG	SHORT	LONG	SHORT
CERTIFICATE OF DEPOSIT				
First Midwest Bank			$ 1,000,000	
COMMON STOCKS-USA				
Internet Holders Trust	35		1,209	
Applied Bioscience Group	100		3,927	
Semiconducters Holders Trust	50		2,093	
Biotech Holders Trust		12		1,584
Internet Architecure Holders		50		1,918
Pharmaceutical Holders Trrust		50		4,925
Merrill Lynch Semiconducter Holdings		32		1,339
Broadband Holders Trust		60		990
Internet Holders Trust		100		3,459
Miscellaneous - Longs	12,293		1,394	
Miscellaneous - Shorts		121		1,015
TOTAL			$ 1,008,622	$ 15,230
Total long market value (cost $1,076,887)			$ 1,008,622	
Total short market value (proceeds $12,721)				$ 15,230

The accompanying notes are an integral part of these financial statements.

THE THIRD MARKET CORPORATION
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 - NATURE OF BUSINESS

The Third Market Corporation, ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates as an off-exchange market maker in certain stocks listed on the New York Stock Exchange ("NYSE").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Proprietary and customers' securities transactions and the related income and brokerage clearing expenses, are recorded on a trade date basis, which is the date that the transactions occur.

Securities Owned
Marketable securities owned are valued at market value based upon the respective exchange closing prices and the resulting unrealized gains or losses are reflected in income. Non-marketable securities are valued at the lower-of-cost or market value, as determined by management of the Company.

Depreciation
Depreciation is computed primarily on a straight line basis over the estimated useful life of the assets.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company has entered into noncancelable lease agreements for office space, computer hardware and software which expire at various dates through 2005. At December 31, 2001, the aggregate minimum annual rental commitments under these leases are as follows:

Year	Amount
2002	$ 122,370
2003	126,050
2004	129,822
2005	88,262
Total	$ 466,504

Under the agreements, the Company is subject to increases in minimum rentals, due to increases in property taxes and operating expenses. Rent expense for the year ended December 31, 2001 was approximately $250,000.

NOTE 4 - INCOME TAXES

The Company has elected to be treated as an "S Corporation" as provided under the Internal Revenue Code. Accordingly, for income tax reporting purposes, income is reported by the individual shareholder of the Company. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule which requires net capital, as defined, to be at a minimum the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2001 the Company had net capital requirements and net capital of $100,000 and $1,234,368, respectively. The net capital requirements may effectively restrict the payment of cash dividends, the making of unsecured loans to affiliates and the withdrawal of equity capital.

NOTE 6 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company makes off-exchange markets in securities listed on the NYSE and clears these securities on an omnibus and fully disclosed basis through other clearing broker/dealers. These activities may expose the Company to off-balance sheet credit risk in the event a customer defaults on its contracted obligations or to the extent that inventory of securities owned or securities sold, not yet purchased decrease or increase, respectively, in underlying market value. The Company seeks to control all credit risks by monitoring margin collateral levels on a daily basis for compliance with regulatory guidelines, requiring additional collateral if necessary, or reducing credit risk through forced liquidation of positions when necessary.

The Company has sold short securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at an aggregate market value of $15,230. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market value of the short securities positions increase prior to when the Company subsequently closes the positions through the purchase of such securities. The Company seeks to limit the potential for losses through ongoing monitoring and the establishment of offsetting positions, however, losses may nevertheless occur.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company utilizes an affiliate to provide it with various consulting services, under an informal arrangement. At December 31, 2001, the Company owed the affiliate $42,788 for unpaid fees. For the year ended December 31, 2001, the Company paid $805,236 in consulting fees to the affiliate.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
The Third Market Corporation **as of December 31, 2001**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 1,475,715	3480
2.	Deduct ownership equity not allowed for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			1,475,715	3500
4.	Add:				
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital				3520
	B. Other (deduction) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 1,475,715	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition	$ 240,038	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-propriety capital charges		3600		
	D. Other deductions and/or charges		3610	(240,038)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 1,235,677	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	1,309	3734		
	D. Undue Concentration		3650		
	E. Other (list)		3736	(1,309)	3740
10.	Net Capital			$ 1,234,368	3750

<u>Non-allowable assets:</u>	
Non marketable securities owned, at cost	$ 68,800
Furniture & equipment, net	128,189
Other assets	43,049
Total	$ 240,038

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part 11A filing.

See independent auditors' report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
The Third Market Corporation **as of December 31, 2001**

COMPUTATION OF NET CAPITAL

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$	18,497	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	100,000	3758
13.	Net capital requirement (greater of line 11 or 12)		$	100,000	3760
14.	Excess net capital (line 10 less 13)		$	1,134,368	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$	1,206,623	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	277,448	3790
17.	Add:					
	A. Drafts for immediate credit	$	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
	C. Other unrecorded amounts (List)	$	3820	$	0	3830
19.	Total aggregate indebtedness			$	277,448	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)			%	22.48%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	0.00%	3860

See independent auditors' report.

THE THIRD MARKET CORPORATION
(An Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

AND

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2001

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See independent auditors' report.

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
The Third Market Corporation

We have examined the financial statements of The Third Market Corporation, ("the Company") for the year ended December 31, 2001 and issued our report thereon dated February 26, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by The Third Market Corporation that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of The Third Market Corporation taken as a whole. Our study and evaluation disclosed no conditions that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of the Company's management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Certified Public Accountants

Chicago, Illinois
February 26, 2002

THE THIRD MARKET CORPORATION
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 (d) OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2001